UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
 §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

GRAMERCY CAPITAL CORP.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

384871109
(CUSIP Number)

Stewart E. Eichner, Esq.
Morgan Stanley
1221 Avenue of the Americas
New York, NY, 10020
(212) 762-4905

with a copy to:

Steven G. Scheinfeld, Esq.
John E. Sorkin, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY, 10004
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

(continued on following pages)
__________________
*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384871109	SCHEDULE 13D	Page 2 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,906,782
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,906,782
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,906,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.25%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 384871109	SCHEDULE 13D	Page 3 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MSRESS III, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,809,524
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,809,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,809,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.97%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 384871109	SCHEDULE 13D	Page 4 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MSRESS III Manager, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,809,524
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,809,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,809,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.97%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No. 384871109	SCHEDULE 13D	Page 5 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morgan Stanley Real Estate Special Situations III–GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,809,524
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,809,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,809,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.97%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 384871109	SCHEDULE 13D	Page 6 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morgan Stanley Real Estate Special Situations III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,809,524
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,809,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,809,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.97%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 384871109	SCHEDULE 13D	Page 7 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SSF III Gemini GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,809,524
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,809,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,809,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.97%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 384871109	SCHEDULE 13D	Page 8 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SSF III Gemini, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,809,524
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 3,809,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,809,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.97%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 384871109	SCHEDULE 13D	Page 9 of 17

ITEM 1.                      Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Gramercy Capital Corp., a Maryland corporation (the “Issuer”).

The principal executive offices of the Issuer are located 420 Lexington Avenue, New York, New York 10170.

ITEM 2.                      Identity and Background.

(a)	This Statement is being filed jointly by the following persons (collectively, the “Reporting Persons”):

–	SSF III Gemini, LP (“Gemini”)
–	SSF III Gemini GP, LLC (“Gemini GP”)
–	Morgan Stanley Real Estate Special Situations Fund III, L.P. (“SSF III”)
–	Morgan Stanley Real Estate Special Situations III-GP, L.L.C. (“SSF III GP”)
–	MSRESS III Manager, L.L.C (“MSRESS Manager”)
–	MSRESS III, Inc. (“MSRESS III”)
–	Morgan Stanley

(b)
The name, business address and present principal occupation or employment of each executive officer of each of Gemini GP and SSF III GP and each director and executive officer of MSRESS III, are set forth on Schedule A annexed hereto and incorporated herein by reference.  The name, business address and present principal occupation or employment of each director and executive officer of Morgan Stanley are set forth on Schedule B annexed hereto and incorporated herein by reference.  MSRESS Manager does not have any executive officers.  The address of the principal business office of each of the Reporting Persons is 1585 Broadway, 37th Floor, New York, NY 10036.

(c)	SSF Gemini III, LP

Gemini is a Delaware limited partnership.  Gemini was formed for the purpose of acquiring 3,809,524 shares of Common Stock pursuant to a Subscription Agreement, dated as of November 2, 2007 (the “Subscription Agreement”) by and among the Issuer, GKK Capital LP, Gemini and, for the purposes of Section 1.1(b) and Section 1.4(a) thereof, SSF III.

SSF III Gemini GP, LLC

Gemini GP, a Delaware limited liability company, is and was formed for the purpose of acting as, the general partner of Gemini.

Morgan Stanley Real Estate Special Situations Fund III, L.P.

SSF III is a Delaware limited partnership.  SSF III is the sole member of Gemini GP and the sole limited partner of Gemini.  SSF III is an investment fund managed by an affiliate of Morgan Stanley, and SSF III formed Gemini for the purpose of acquiring 3,809,524 Common Stock pursuant to the Subscription Agreement.

CUSIP No. 384871109	SCHEDULE 13D	Page 10 of 17

Morgan Stanley Real Estate Special Situations III-GP, L.L.C.

SSF III GP is a Delaware limited liability company.  SSF III GP is the general partner of SSF III.

MSRESS III Manager, L.L.C.

MSRESS Manager, a Delaware limited liability company, is the managing member of SSF III GP.

MSRESS III, Inc.

MSRESS III, a Delaware corporation, is the managing member of MSRESS Manager.  MSRESS III is a wholly-owned subsidiary of Morgan Stanley.

Morgan Stanley

Morgan Stanley is a Delaware corporation.  Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  Morgan Stanley’s employees service clients worldwide, including corporations, governments, institutions, and individuals from more than 600 offices in 30 countries.

(d) and (e)

During the last 5 years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedule A and Schedule B hereto, has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule C annexed hereto and incorporated herein by reference.

(f)	The citizenship of each of the persons set forth in Schedule A and Schedule B hereto is provided therein.

ITEM 3.                      Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 3,809,524 shares of Common Stock (the “Gemini Shares”) acquired by Gemini pursuant to the Subscription Agreement was $100,000,005.  SSF III provided internally generated funds to Gemini to pay the purchase price for such shares of Common Stock.

The aggregate purchase price of 97,258 Additional Shares (as defined in Item 5) reported by Morgan Stanley pursuant to this Statement was approximately $2,529,680.   Affiliates of Morgan Stanley obtained the purchase price for such additional shares through internally generated funds.

ITEM 4.                      Purpose of Transaction.

Gemini acquired the Gemini Shares for investment purposes.  The MS Reporting Units (as defined in the footnote to Item 5) acquired the Additional Shares in the ordinary course of business.  The Reporting

CUSIP No. 384871109	SCHEDULE 13D	Page 11 of 17

Persons intend to review continuously their position in the Issuer.  Depending on future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose, including pursuant to a registration statement filed in accordance with the Registration Rights Agreement (as defined in Item 6), of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.  The Reporting Persons understand that the Issuer expects to use the net proceeds of the purchase of the Gemini Shares for additional investment activity and to fund its future growth.

In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.                    Interests in Securities of the Issuer.*

(a) and (b)
The aggregate percentage of Common Stock reported as owned by each Reporting Person is based upon the sum of: (a) the 30,902,304 shares of Common Stock disclosed by the Issuer to Gemini to be outstanding prior to the consummation of the transactions contemplated by the Subscription Agreement plus (b) the 3,809,524 Shares of Common Stock acquired by Gemini pursuant to the Subscription Agreement.

By virtue of the relationships reported under Item 2 of this Statement, each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the 3,809,524 shares of Common Stock beneficially owned by Gemini which, based on calculations made in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), constitute approximately 10.97% of the outstanding Common Stock.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than Gemini) that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

    In addition to the Gemini Shares which Morgan Stanley may be deemed to beneficially own as described above, Morgan Stanley may be deemed to beneficially own an additional 97,258 shares of Common Stock (the “Additional Shares”) held by the MS Reporting Units, which, based on calculations in accordance with Rule 13d-3 promulgated under the Exchange Act, constitute approximately an additional 0.28% of the outstanding shares of Common Stock.  Taken together, the Gemini Shares and the Additional Shares constitute approximately 11.25% of the outstanding shares of Common Stock.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of

*
In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “MS Reporting Units”) of Morgan Stanley and its subsidiaries and affiliates (collectively, “MS”).  This filing does not reflect securities, if any, beneficially owned by any affiliates or operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

CUSIP No. 384871109	SCHEDULE 13D	Page 12 of 17

such Additional Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Morgan Stanley is filing this Statement solely in its capacity as a parent company of Gemini and the MS Reporting Units described above.  The Reporting Persons are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, provided that, as contemplated by Rule 13d-1(k)(1)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

To the Knowledge of the Reporting Persons, none of the persons listed on Schedule A or Schedule B hereto beneficially owns any shares of Common Stock.

(c)
Except for the acquisition of the Gemini Shares pursuant to the Subscription Agreement and as set forth on Schedule D annexed hereto and incorporated by reference herein, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those on listed on Schedule A and Schedule B hereto), has effected any transactions in the Common Stock during the past 60 days.

(d)
By virtue of the relationships described in Item 2 of this Statement, each of the Reporting Persons may be deemed to have the power to direct the receipt of dividends declared on the Gemini Shares and the proceeds from the sale of such Gemini Shares, and Morgan Stanley may be deemed to have the power to direct the receipt of dividends declared on the Additional Shares and the proceeds from the sale of such Additional Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The matters set forth in Items 3, 4 and 5 are incorporated in this Item 6 by reference as if fully set forth herein.

Subscription Agreement

The Issuer, GKK Capital LP, Gemini and, for the purposes of Section 1.1(b) and Section 1.4(a) thereof, SSF III entered into the Subscription Agreement after the close of business on November 2, 2007.  Pursuant to the Subscription Agreement, Gemini acquired the Gemini Shares from the Issuer on November 7, 2007.

Stockholders Agreement

In connection with the Subscription Agreement, the Issuer, Gemini and SL Green Operating Partnership, L.P. (“SLG”) entered into a Stockholders Agreement, dated as of November 2, 2007 and effective as of November 7, 2007 (the “Stockholders Agreement”).  The Stockholders Agreement provides, among other things, that:

•
until the earlier of the 18-month anniversary of the acquisition of the Gemini Shares and such time as Gemini and certain of its affiliates no longer own at least 75% of the Gemini Shares, Gemini will have the right, but not the obligation, to have a representative (the “Observer”)

CUSIP No. 384871109	SCHEDULE 13D	Page 13 of 17

present (as a non-voting observer) at all regularly scheduled quarterly meetings of the Issuer’s board of directors (the “Board”) and certain special meetings of the Board relating to any merger, bankruptcy or liquidation of the Company or an acquisition by the Company of a publicly-traded company and such Observer will have the right, but not the obligation, to participate in discussions, pose questions to, and consult with and furnish advice to, the Board and to receive all information provided to the Board in connection with any such regularly scheduled or special meetings;

•
if at any time SLG and certain of its affiliates own an equal or lesser number of shares of Common Stock than owned at such time by Gemini and certain of its affiliates, then Gemini (and any affiliates of Gemini who have become party to the Stockholders Agreement and to which it has transferred any Gemini Shares) will have the right, but not the obligation, to participate on a pro rata basis in any transfer of shares of Common Stock by SLG or such SLG affiliates to a third party, on the same terms and conditions as apply to SLG or such SLG affiliates; and

•
Gemini will not offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise transfer or dispose of any of the Gemini Shares for six months following the closing date of the transactions contemplated by the Subscription Agreement, other than transfers to affiliates of Gemini who agree to be bound by the terms of the Stockholders Agreement; provided, that Gemini and its affiliates to whom it transfers Gemini Shares may pledge any direct or indirect interests in the Gemini Shares as security for loans contracted by Gemini and its affiliates.

The foregoing description of the Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed herewith as Exhibit 1 and is incorporated by reference herein.

Registration Rights Agreement

In connection with the Subscription Agreement, the Issuer, Gemini and SLG entered into a Registration Rights Agreement, dated as of November 2, 2007 and effective as of November 7, 2007 (the “Registration Rights Agreement”).  The Registration Rights Agreement provides, among other things, that upon request of Gemini or Gemini and certain of its affiliates following the six month anniversary of the closing of the transactions contemplated by the Subscription Agreement, the Issuer will file a shelf registration statement on Form S-3 for the resale of the Gemini Shares then held by Gemini and its affiliates to whom Gemini has transferred any of the Gemini Shares and take certain other actions in connection therewith, including in connection with a potential underwritten offering of such shares.  The foregoing description of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed herewith as Exhibit 2 and is incorporated by reference herein.

Voting Agreement

In connection with the acquisition of the Gemini Shares, and as contemplated by the Subscription Agreement, Gemini and American Financial Realty Trust (“AFR”) entered into a Stockholder Voting Agreement, dated as of November 7, 2007 (the “Voting Agreement”). Pursuant to the Voting Agreement, Gemini has agreed, among other things, and subject to the terms and conditions thereof, to vote all of the Gemini Shares in favor of the issuance of Common Stock by the Issuer in connection with the transactions contemplated by that certain Merger Agreement, dated as of November 2, 2007, by and

CUSIP No. 384871109	SCHEDULE 13D	Page 14 of 17

among the Issuer, GKK Capital LP, GKK Stars Acquisition LLC, GKK Stars Acquisition Corp. GKK Stars Acquisition LP, AFR and First States Group, L.P. (the “AFR Merger Agreement”).  Gemini also agreed, subject to certain limitations contained in the Voting Agreement relating to pledges and other transactions, not to Transfer (as defined in the Voting Agreement) the Gemini Shares until the earlier of June 6, 2008 and the termination of the Voting Agreement in accordance with its terms.  The Voting Agreement will terminate upon the earliest of (a) the effective time of the mergers contemplated pursuant to the AFR Merger Agreement, (b) the termination of the AFR Merger Agreement and (c) the execution by the Issuer of any amendment, supplement, modification or written or other material waiver to the Merger Agreement that has not previously been approved in writing by Gemini.  The foregoing description of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed herewith as Exhibit 3 and is incorporated by reference herein.  A copy of the AFR Merger Agreement is included as an Exhibit to the Voting Agreement.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

Pledge

From time to time, the Reporting Persons and their affiliates may pledge any direct or indirect interests in securities held by them, including the Gemini Shares, to brokers, banks or other financial institutions as collateral for loans or other obligations of the Reporting Persons or their affiliates pursuant to margin, prime brokerage or bank loan agreements.  In particular, all of the assets of SSF III, including the Gemini Shares, are subject to a pledge in favor of one or more banks in connection with a revolving term loan (the “Current Pledge”).  Under the terms of the Current Pledge (and/or in the event of any other pledge of any direct or indirect interests in the Gemini Shares), if the Reporting Persons default thereunder, the secured parties thereunder may have the right to vote and dispose of the Common Stock that is posted thereunder as collateral.

ITEM 7.                      Material to be Filed as Exhibits.

EXHIBIT 1	Joint Filing Agreement among the Reporting Persons dated the date hereof
EXHIBIT 2

Stockholders Agreement, dated as of November 2, 2007, by and among Gramercy Capital Corp., SSF III Gemini, LP and SL Green Operating Partnership, L.P. (incorporated herein by reference to Exhibit 10.4 of Form 8-K filed by the Issuer on November 8, 2007 (SEC File No. 001-32248))

EXHIBIT 3

Registration Rights Agreement, dated as of November 2, 2007, by and between Gramercy Capital Corp., SSF III Gemini, LP and, solely for purposes of Sections 4, 8, 9 and 11 thereof, SL Green Operating Partnership, L.P. (incorporated herein by reference to Exhibit 10.3 of Form 8-K filed by the Issuer on November 8, 2007 (SEC File No. 001-32248))

CUSIP No. 384871109	SCHEDULE 13D	Page 15 of 17

EXHIBIT 4	Stockholder Voting Agreement, dated as of November 7, 2007, by and between SSF III Gemini, LP and American Financial Realty Trust (including the AFR Merger Agreement as Exhibit A thereto)

CUSIP No. 384871109	SCHEDULE 13D	Page 16 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 13, 2007	SSF III Gemini, LP, By its general partner, SSF III Gemini GP, LLC

	By:	/s/ Stewart E. Eichner
Name: Stewart E. Eichner
Title: Vice President

SSF III Gemini GP, LLC

By:	/s/ Stewart E. Eichner
Name: Stewart E. Eichner
Title: Vice President

Morgan Stanley Real Estate Special Situations Fund III, L.P., By its general partner, Morgan Stanley Real Estate Special Situations III-GP, L.L.C.

By:	/s/ Stewart E. Eichner
Name: Stewart E. Eichner
Title: Vice President

Morgan Stanley Real Estate Special Situations III-GP, L.L.C.

By:	/s/ Stewart E. Eichner
Name: Stewart E. Eichner
Title: Vice President

MSRESS III Manager, L. L.C., By MSRESS III, Inc., its sole member

By:	/s/ Stewart E. Eichner
Name: Stewart E. Eichner
Title: Vice President

CUSIP No. 384871109	SCHEDULE 13D	Page 17 of 17

MSRESS III, Inc.

By:	/s/ Stewart E. Eichner
Name: Stewart E. Eichner
Title: Vice President

Morgan Stanely

By:	/s/ Dennine Bullard
Name: Dennine Bullard
Title: Authorized Signatory

SCHEDULE A

The names of the directors and names and titles of the executive officers of MSRESS III, Inc. (“MSRESS III”) and the names and titles of the executive officers of each of SSF III Gemini GP, LLC (“Gemini GP”) and Morgan Stanley Real Estate Special Situations III-GP, L.L.C. (“SSF III GP”) and their principal occupations are set forth below. The business address of each of such persons is that of Morgan Stanley at 1585 Broadway, New York, NY 10036, except for Mr. Carrafiell, whose business address is that of Morgan Stanley at 20 Bank Street, London, England E14 4AD. Unless otherwise indicated, each individual is a United States citizen.

Name of Director/ Executive Officer	Present Principal Occupation or Employment	Position with Gemini GP, if any	Position with SSF III GP, if any	Position with MSRESS III, if any
John Carrafiell	Managing Director of Morgan Stanley	N/A	Manager, Chairman	Director, Chairman
J. Timothy Morris	Managing Director of Morgan Stanley	Manager, President	Manager, President	Director, President
Paula Schaefer	Managing Director of Morgan Stanley	Manager, Vice President	Manager, Vice President	Director, Vice President
Michael J. Franco	Managing Director of Morgan Stanley	N/A	Vice President	Vice President
K.S. Kalsi	Managing Director of Morgan Stanley	Manager, Vice President	Vice President	Vice President
John B. Kessler	Managing Director of Morgan Stanley	Vice President	Vice President	Vice President
Jeffrey Hugh Macdonnell*	Executive Director of Morgan Stanley	Vice President	Vice President	Vice President
Jay H. Mantz	Managing Director of Morgan Stanley	Vice President	Vice President	Vice President

* Jeffrey Hugh Macdonnell is a Canadian citizen

SCHEDULE B

The names of the directors and the names and titles of the executive officers of Morgan Stanley and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS and each individual is a United States citizen.

Name	Title
*John J. Mack	Chairman of the Board and Chief Executive Officer
*Roy T. Bostock	Chairman of the Partnership for a Drug-Free America
*Erskine B. Bowles	President of the University of North Carolina
*Howard J. Davies[1]	Director, The London School of Economics and Political Science
*C. Robert Kidder	Chairman and Chief Executive Officer, 3 Stone Advisors LLC
*Donald T. Nicolaisen	Director
*Charles H. Noski	Director
*Hutham S. Olayan	President, Chief Executive Officer and Director of Olayan America Corporation
*Charles E. Phillips, Jr.	President and Director of Oracle Corporation
*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School
*Laura D’Andrea Tyson	Professor of Economics and Business at the Walter A. Haas School of Business at the University of California, Berkeley
*Klaus Zumwinkel[2]	Chairman of the Board of Management of Deutsche Post AG
Zoe Cruz	Co-President
Gary G. Lynch	Chief Legal Officer
Thomas R. Nides	Executive Vice President and Chief Administrative Officer and Secretary
Robert W. Scully	Co-President
T. Colm Kelleher	Executive Vice President and Chief Financial Officer

1    Howard Davies is a British citizen

2    Klaus Zumwinkel is a German citizen

*    Director

SCHEDULE C

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries. On April 1, 2007, Morgan Stanley merged Morgan Stanley DW Inc. (“MSDWI”) into Morgan Stanley & Co. Incorporated (“MS&Co.”), and MS&Co., the surviving entity, became Morgan Stanley’s principal U.S. broker-dealer.

(a)
In April 2003, MS&Co., along with nine other financial services firms operating in the U.S., reached a settlement with the Securities and Exchange Commission (“SEC”), the New York State Attorney General’s Office, the New York Stock Exchange (“NYSE”), the National Association of Securities Dealers, Inc. (“NASD”), and the North American Securities Administrators Association (on behalf of state securities regulators) to resolve their investigations relating to alleged research conflicts of interest. Without admitting or denying allegations with respect to violations of certain rules of the NYSE and NASD relating to investment research activities (there were no allegations of fraud or federal securities law violations made against MS&Co.), Morgan Stanley agreed, among other things, to (1) pay $25 million as a penalty, (2) pay $25 million as disgorgement of commissions and other monies, (3) provide $75 million over five years to make available independent third-party research to clients and (4) be permanently enjoined from violating certain rules of the NYSE and NASD relating to investment research activities.

(b)
In November 2003, MSDWI consented, without admitting or denying the findings, to an entry of an order (the “Order”) that resolved the SEC’s and NASD’s investigations into certain practices relating to MSDWI’s offer and sale of certain mutual funds from January 1, 2000 to the date of the Order. Pursuant to the Order, MSDWI was ordered to (1) cease and desist from committing any violations and any future violations of Section 17(a)(2) of the Securities Act of 1933, as amended, and Rule 10b-10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (2) distribute for the benefit of certain customers who purchased funds through MSDWI pursuant to marketing arrangements between MSDWI and certain mutual fund complexes the amount of $50 million and (3) make certain disclosures and take certain other actions with respect to proprietary mutual funds.

(c)
In November 2004, Morgan Stanley reached a settlement with the SEC to resolve an informal accounting investigation by executing an offer of settlement and agreeing to entry of a cease-and-desist order. The SEC found that Morgan Stanley valued certain impaired aircraft in its aircraft leasing business in late 2001, late 2002 and early 2003, and certain bonds in its high-yield bond portfolio in late 2000, in a manner that did not comply with generally accepted accounting principles, and thus violated financial reporting, recordkeeping and internal control provisions of the federal securities laws. The resolution did not involve any restatement of past financial statements, any monetary penalty or any allegation of fraud.

(d)
In December 2004, MS&Co. and MSDWI reached a settlement with the NYSE under which Morgan Stanley executed two stipulations of facts and consent to penalty. The first stipulation was with respect to Morgan Stanley’s failure to comply with certain prospectus delivery requirements, operational deficiencies and other matters, and included a fine of $13 million. The second stipulation was with respect to employee defalcations, and included a fine of $6 million.

(e)
In January 2005, the SEC announced a settlement with MS&Co. and Goldman Sachs & Co. resolving the SEC’s investigation relating to initial public offering (“IPO”) allocation practices. The SEC filed a settled civil injunction action in the United States District Court for the District of Columbia against MS&Co. relating to the allocation of stock to institutional customers in IPOs underwritten during 1999 and 2000. Under the terms of the settlement, Morgan Stanley agreed, without admitting or denying the allegations, to the entry of a judgment enjoining it from violating Rule 101 of Regulation M and the payment of a $40 million civil penalty. The court approved the settlement on February 4, 2005. The complaint alleges that MS&Co. violated Rule 101 of Regulation M by attempting to induce certain customers who received allocations of IPOs to place purchase orders for additional shares in the aftermarket.

(f)
In May 2006, MS&Co. reached a settlement with the SEC, NYSE and NASD relating to its production of email in the research analyst and IPO investigations from December 2000 through at least July 2005. The complaint alleges that Morgan Stanley did not timely produce emails in response to requests in those matters because it did not diligently search for back-up tapes containing responsive emails until 2005, and because it over-wrote back-up tapes potentially containing responsive email until at least December 2002. Without admitting or denying the allegations of the complaint, Morgan Stanley consented to (1) a permanent injunction barring future violations of §17(b) of the Exchange Act (which requires, among other things, that Morgan Stanley respond promptly to SEC subpoenas and requests) and the relevant regulations promulgated thereunder and (2) the payment of a $15 million civil penalty, $5 million of which will be paid to NASD and the NYSE.

(g)
In May 2007, MS&Co. consented, without admitting or denying the findings, to a censure, the entry of an order (the “Order”) that resolved the SEC’s investigation into violations of MS&Co.’s duty to obtain the best price possible for certain retail orders for over-the-counter securities processed by Morgan Stanley’s computerized market-making system from October 24, 2001 through December 8, 2004. Pursuant to the Order, Morgan Stanley was ordered to (1) cease and desist from committing any violations and any future violations of Section 15(c)(1)(A) of the Exchange Act, which prohibits broker-dealers from using manipulative, deceptive or fraudulent devices or contrivances to effect securities transactions, (2) pay disgorgement of $5,949,222 and pre-judgment interest thereon of $507,978 and (3) pay a civil money penalty of $1.5 million. Morgan Stanley also agreed to retain an independent distribution consultant to develop and implement a distribution plan for the disgorgement ordered, and to retain an independent compliance consultant to conduct a comprehensive review and provide a report on its automated retail order handling practices.

(h)
On September 27, 2007, the Financial Industry Regulatory Authority (“FINRA”) announced that the Company entered into a Letter of Acceptance, Waiver and Consent (the “AWC”) to resolve charges filed by FINRA on December 19, 2006. In the AWC, FINRA found that, among other things, the Company provided inaccurate information regarding the existence of pre-September 11, 2001 emails and failed to provide such emails to arbitration claimants and regulators in response to discovery obligations and regulatory inquiries, failed adequately to preserve books and records, and failed to establish and maintain systems and written procedures reasonably designed to preserve required records and to ensure that it conducted adequate searches in response to regulatory inquiries and discovery requests. The AWC also included findings that the Company failed to provide arbitration claimants with updates to a supervisory manual when called for in discovery. FINRA found that the Company violated Section 17(a) of the Securities Exchange Act of 1934, Rule 17a-4 thereunder, NASD Conduct Rules 2110, 3010 (a) and (b) and 3110, NASD Procedural Rule 8210 and Interpretative Material 10100 under the NASD Code of Arbitration Procedure. In the settlement, the Company neither admitted nor denied these findings. The settlement established a $9.5 million fund for the benefit of potentially affected arbitration claimants to be administered by a third party at the expense of the Company. In addition, the Company was censured and agreed to pay a $3 million regulatory fine and to retain an independent consultant to review its procedures for complying with discovery requirements in arbitration proceedings relating to the Company’s retail brokerage operations.

In addition, MS&Co. and MSDWI have been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by MS&Co. and MSDWI consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the MS&Co. Form BD and the MSDWI Form BD filed with the SEC, which descriptions are hereby incorporated by reference.

SCHEDULE D

The following table sets forth transactions in shares of Common Stock of Gramery Capital Corp. by the Operating Units of Morgan Stanley whose beneficial ownership is aggregated with that of the Reporting Persons for purposes of this Statement.  Except as noted below, all of the transactions were effected in the ordinary course of business, as principal, in the open market on the New York Stock Exchange and other exchanges, or through one of Morgan Stanley's two Alternative Trading Systems ("ATS").

Trade Date	Purchases (P)/ Sales (S)	Price (2.d.p.)	Quantity
09/14/2007	P	26.52	1,700
09/14/2007	P	26.64	900
09/14/2007	S	26.35	2,100
09/14/2007	S	26.54	400
09/14/2007	S	27.27	50
09/14/2007	S	27.32	50
09/17/2007	P	25.96	1,300
09/17/2007	P	26.17	900
09/17/2007	P	26.21	160
09/17/2007	S	26.17	900
09/17/2007	S	26.46	300
09/18/2007	P	26.64	400
09/18/2007	S	26.16	200
09/18/2007	S	26.17	1,500
09/18/2007	S	26.32	400
09/18/2007	S	26.49	200
09/18/2007	S	27.57	2,700
09/19/2007	P	28.32	2,200
09/19/2007	P	28.33	3,300
09/19/2007	P	28.46	79
09/19/2007	P	28.48	21
09/19/2007	S	28.83	200
09/19/2007	S	29.13	2,600
09/20/2007	P	27.29	1,400
09/20/2007	P	28.00	5,700
09/20/2007	P	28.38	2,200
09/20/2007	S	28.38	2,200
09/21/2007	P	26.10	505
09/21/2007	P	26.14	4,800
09/21/2007	S	26.14	1,400
09/24/2007	P	26.01	73
09/24/2007	P	26.10	27
09/24/2007	S	26.23	2,800
09/24/2007	S	26.29	500
09/25/2007	P	26.06	1
09/25/2007	P	26.22	144
09/27/2007	P	25.35	200
09/27/2007	S	25.47	200
09/27/2007	S	25.62	10
09/28/2007	P	25.17	509
09/28/2007	P	25.25	108
09/28/2007	P	25.31	27
09/28/2007	S	25.17	400
09/28/2007	S	25.23	200
10/01/2007	P	25.14	553
10/01/2007	S	25.10	200
10/01/2007	S	25.22	300
10/01/2007	S	25.24	117
10/01/2007	S	25.25	200
10/02/2007	P	25.58	2,700
10/02/2007	P	25.68	11,000
10/02/2007	S	25.68	770
10/02/2007	S	25.76	200
10/03/2007	P	25.38	2,700
10/03/2007	S	25.27	10
10/03/2007	S	25.38	2,700
10/03/2007	S	25.47	874
10/03/2007	S	25.55	500
10/04/2007	P	25.46	100
10/04/2007	P	25.51	100
10/04/2007	S	25.46	100
10/04/2007	S	25.60	300
10/04/2007	S	25.73	200
10/05/2007	P	25.80	100
10/05/2007	S	25.76	400
10/05/2007	S	25.81	99
10/05/2007	S	25.85	900
10/05/2007	S	25.90	1
10/08/2007	P	25.75	159
10/08/2007	S	25.84	300
10/09/2007	P	25.76	100
10/09/2007	P	26.00	143
10/09/2007	P	26.16	11,000
10/09/2007	S	25.95	500
10/09/2007	S	26.02	100
10/10/2007	P	26.15	129
10/10/2007	P	26.43	100
10/10/2007	S	26.58	600
10/11/2007	P	26.55	116
10/11/2007	S	26.55	300
10/11/2007	S	26.58	500
10/11/2007	S	26.60	600
10/11/2007	S	26.62	300
10/12/2007	P	26.83	31
10/12/2007	S	26.37	360
10/12/2007	S	26.39	500
10/12/2007	S	26.40	1,500
10/12/2007	S	26.42	1,200
10/12/2007	S	26.44	600
10/12/2007	S	26.45	800
10/12/2007	S	26.75	100
10/15/2007	P	25.58	100
10/15/2007	P	25.66	400
10/15/2007	P*	25.84	1,200
10/15/2007	S	25.59	128
10/15/2007	S	25.76	72
10/15/2007	S	25.76	3,900
10/15/2007	S	25.80	100
10/15/2007	S	25.81	160
10/15/2007	S	25.84	240
10/15/2007	S	26.01	100
10/15/2007	S	26.06	100
10/16/2007	P	25.56	100
10/16/2007	P	25.72	139
10/16/2007	P	25.74	100
10/16/2007	P	25.81	500
10/16/2007	P	25.85	1,700
10/16/2007	P	25.91	1,180
10/16/2007	S	25.58	576
10/16/2007	S	25.79	900
10/16/2007	S	25.81	500
10/16/2007	S	25.89	700
10/16/2007	S	25.91	5,280
10/16/2007	S	25.96	100
10/16/2007	S	26.03	700
10/17/2007	P	24.86	400
10/17/2007	P	24.87	498
10/17/2007	P	24.96	200
10/17/2007	P	25.30	1,748
10/17/2007	P	25.31	300
10/17/2007	P	25.36	1,200
10/17/2007	P	25.37	122
10/17/2007	P	25.72	2,022
10/17/2007	P	25.90	100
10/17/2007	S	25.46	400
10/17/2007	S	25.47	300
10/17/2007	S	25.52	600
10/17/2007	S	25.56	900
10/17/2007	S	25.72	2,022
10/17/2007	S	25.75	100
10/18/2007	P	26.08	313
10/18/2007	P	26.10	300
10/18/2007	P	26.15	600
10/18/2007	P	26.18	400
10/18/2007	P	26.24	100
10/18/2007	P	26.28	2,900
10/18/2007	P	26.31	5,200
10/18/2007	P	26.36	3,700
10/18/2007	P	26.37	1,834
10/18/2007	P	26.50	6,600
10/18/2007	P	27.84	1,100
10/18/2007	S	26.19	101
10/18/2007	S	26.37	800
10/18/2007	S	26.37	7,150
10/18/2007	S	26.51	100
10/18/2007	S	26.58	1,700
10/18/2007	S	26.61	400
10/18/2007	S	26.87	700
10/18/2007	S	27.70	200
10/19/2007	P	25.69	4,700
10/19/2007	P	25.71	2,028
10/19/2007	P	25.90	600
10/19/2007	P	25.91	564
10/19/2007	P	25.96	300
10/19/2007	P	26.09	1,700
10/19/2007	P	26.18	2,200
10/19/2007	P	26.29	500
10/19/2007	P	26.35	700
10/19/2007	P	26.39	6,700
10/19/2007	P	26.47	500
10/19/2007	P	26.63	200
10/19/2007	P	26.68	14,700
10/19/2007	P	26.82	3,100
10/19/2007	S	26.60	300
10/19/2007	S	26.61	100
10/19/2007	S	26.62	1,900
10/19/2007	S	26.64	200
10/19/2007	S	26.67	1,000
10/19/2007	S	26.73	600
10/19/2007	S	26.81	1,300
10/19/2007	S	26.88	100
10/19/2007	S	26.89	500
10/22/2007	P	25.79	100
10/22/2007	P	25.80	100
10/22/2007	P	25.87	500
10/22/2007	P	25.90	500
10/22/2007	P	25.91	4,700
10/22/2007	P	25.93	1,300
10/22/2007	P	25.95	6,400
10/22/2007	P	25.97	7,200
10/22/2007	P	26.04	3,100
10/22/2007	P	26.05	700
10/22/2007	P	26.07	2,900
10/22/2007	S	25.81	600
10/22/2007	S	25.83	200
10/22/2007	S	25.91	4,700
10/22/2007	S	25.98	1,100
10/22/2007	S	25.99	2,100
10/22/2007	S	26.00	200
10/22/2007	S	26.01	900
10/23/2007	P	25.90	500
10/23/2007	P	25.91	354
10/23/2007	P	25.93	114
10/23/2007	P	25.94	1,800
10/23/2007	P	25.96	1,086
10/23/2007	P	25.98	500
10/23/2007	P	25.99	1,900
10/23/2007	P	26.02	1,500
10/23/2007	P	26.11	2,600
10/23/2007	P	26.33	100
10/23/2007	P	26.37	1,000
10/23/2007	S	25.98	500
10/23/2007	S	26.15	1,500
10/23/2007	S	26.42	2,200
10/24/2007	P	25.79	900
10/24/2007	P	25.81	700
10/24/2007	P	25.82	500
10/24/2007	P	25.83	2,500
10/24/2007	P	25.84	2,400
10/24/2007	P	25.87	3,300
10/24/2007	P	25.88	324
10/24/2007	P	25.89	100
10/24/2007	P	25.95	1,000
10/24/2007	P	25.98	246
10/24/2007	S	25.85	1,700
10/24/2007	S	25.86	300
10/24/2007	S	25.95	1,000
10/24/2007	S	25.97	400
10/24/2007	S	25.99	800
10/25/2007	P	25.86	400
10/25/2007	P	25.90	258
10/25/2007	P	25.97	300
10/25/2007	P	26.00	300
10/25/2007	P	26.05	2,800
10/25/2007	S	25.70	500
10/25/2007	S	25.78	1,400
10/25/2007	S	25.82	1,800
10/25/2007	S	25.95	900
10/25/2007	S	26.05	2,800
10/26/2007	P	26.31	100
10/26/2007	P	26.39	400
10/26/2007	P	26.40	800
10/26/2007	P	26.41	300
10/26/2007	P	26.44	100
10/26/2007	S	26.25	400
10/26/2007	S	26.38	2,000
10/26/2007	S	26.39	400
10/26/2007	S	26.40	600
10/26/2007	S	26.41	2,800
10/26/2007	S	26.47	2,600
10/29/2007	P	26.49	300
10/29/2007	P	26.51	200
10/29/2007	P	26.56	300
10/29/2007	P	26.56	200
10/29/2007	P	26.58	400
10/29/2007	P	26.66	800
10/29/2007	S	26.51	36
10/29/2007	S	26.57	182
10/29/2007	S	26.63	2,600
10/29/2007	S	26.65	3,900
10/29/2007	S	26.66	1,900
10/30/2007	P	26.37	200
10/30/2007	P	26.38	2,000
10/30/2007	P	26.57	200
10/30/2007	P	26.60	300
10/30/2007	P	26.61	500
10/30/2007	P	26.62	455
10/30/2007	P	26.64	200
10/30/2007	S	26.64	200
10/31/2007	P	26.37	249
10/31/2007	P	26.44	34
10/31/2007	P	26.46	2,700
10/31/2007	P	26.48	40
10/31/2007	P	26.59	2,000
10/31/2007	P	26.66	800
10/31/2007	P	26.74	900
10/31/2007	P	26.78	626
10/31/2007	P	26.82	500
10/31/2007	S	26.59	2,000
10/31/2007	S	26.63	500
10/31/2007	S	26.66	500
10/31/2007	S	26.70	500
10/31/2007	S	26.71	200
10/31/2007	S	27.02	300
11/01/2007	P	25.33	2,000
11/01/2007	P	25.56	1,000
11/01/2007	P	25.62	2,700
11/01/2007	P	25.68	100
11/01/2007	S	25.36	67
11/01/2007	S	25.62	2,700
11/01/2007	S	25.78	2,229
11/01/2007	S	25.85	1,671
11/01/2007	S	25.86	2,700
11/01/2007	S	25.87	2,900
11/01/2007	S	25.90	1,600
11/01/2007	S	26.32	200
11/02/2007	P	23.83	200
11/02/2007	P	23.91	1,500
11/02/2007	P	23.97	1,700
11/02/2007	P	24.02	2,500
11/02/2007	P	24.09	1,500
11/02/2007	P	24.28	100
11/02/2007	P	24.41	2,000
11/02/2007	P	25.18	1,000
11/02/2007	S	23.83	200
11/02/2007	S	23.99	1,800
11/02/2007	S	24.09	1,500
11/02/2007	S	24.10	300
11/02/2007	S	24.18	2,400
11/02/2007	S	24.22	732
11/02/2007	S	24.25	1,800
11/02/2007	S	24.31	100
11/02/2007	S	24.41	2,000
11/02/2007	S	24.46	400
11/02/2007	S	24.47	1,200
11/02/2007	S	24.63	10,200
11/02/2007	S	24.71	300
11/02/2007	S	24.81	2,900
11/02/2007	S	24.99	200
11/02/2007	S	25.18	900
11/02/2007	S	25.25	1,200

* Effected in the ordinary course of business, as principal, off an exchange as part of a program trade that was reported to the NYSE Crossing Session II.